FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

A circular containing, amongst other things, further information relating to the continuing connected transactions, letter from the independent board committee, letter from Rothschild and the proposed amendments to the articles and a notice of the extraordinary general meeting of China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”), made by the Registrant in English on November 8, 2007.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTIONIf you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Netcom Group Corporation (Hong Kong) Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 906)
RENEWAL OF CONTINUING CONNECTED TRANSACTIONS
AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

A notice convening an extraordinary general meeting of the Company to be held in The Ballroom, Island Shangri-la, Hong Kong, on 6 December 2007 at 10:00 a.m., is set out on pages 48 to 49 of this circular. Whether or not you are able to attend the extraordinary general meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company’s registered office at Room 6701, The Center, 99 Queen’s Road Central, Hong Kong, as soon as practicable and in any event at least 48 hours before the time appointed for holding the extraordinary general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the extraordinary general meeting or at any adjourned meeting should you so wish.

A letter from the independent board committee of the Company containing its recommendation to the independent shareholders of the Company is set out on pages 27 to 28 of this circular. A letter from N M Rothschild & Sons (Hong Kong) Limited, the independent financial adviser, containing its advice to the independent board committee and the independent shareholders of the Company is set out on pages 29 to 36 of this circular.

9 November 2007

CONTENTS

DEFINITIONS	1

LETTER FROM THE CHAIRMAN	4

LETTER FROM THE INDEPENDENT BOARD COMMITTEE	27

LETTER FROM ROTHSCHILD	29

APPENDIX I — PROPOSED AMENDMENTS TO ARTICLES	37

APPENDIX II— GENERAL INFORMATION	42

NOTICE OF THE EXTRAORDINARY GENERAL MEETING	48

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“ADSs”	American depositary shares issued by Citibank, N.A., each representing ownership of 20 Shares, which are listed on the New York Stock Exchange, Inc.
“Articles”	the articles of association of the Company from time to time
“Associates”	as defined in the Hong Kong Listing Rules
“Board” or “Board of Directors”	the board of Directors
“Business Day”	a day (excluding Saturdays) on which banks are generally open in Hong Kong for the transaction of normal banking business
“China” or “PRC”	the People’s Republic of China (excluding, for the purpose of this circular, Hong Kong, Macau and Taiwan)
“China Netcom Group”	China Network Communications Group Corporation (), a company established under the laws of the PRC and the ultimate controlling shareholder of the Company
“China Netcom System Integration”	China Netcom Group System Integration Limited Corporation (), a company established under the laws of the PRC and an indirect wholly-owned subsidiary of the Company
“CNC China”
China Netcom (Group) Company Limited (), formerly known as China Netcom Corporation Limited, a company established in the PRC with limited liability as a wholly foreign owned enterprise and a wholly owned subsidiary of the Company

“Companies Ordinance”	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
“Company”
China Netcom Group Corporation (Hong Kong) Limited (), a company incorporated in Hong Kong whose Shares are listed on the Hong Kong Stock Exchange and whose ADSs are listed on the New York Stock Exchange, Inc.

“Continuing Connected Transactions”	the connected transactions described in the section headed “Continuing Connected Transactions” in the “Letter from the Chairman”
“Directors”	the directors of the Company
“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of the Company to be convened on 6 December 2007, notice of which is set out at the end of this circular, or any adjournment thereof
“Group”	the Company and its existing subsidiaries
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Independent Board Committee”
the committee of Directors, consisting of John Lawson Thornton, Victor Cha Mou Zing, Qian Yingyi, Hou Ziqiang and Timpson Chung Shui Ming being all the independent non-executive Directors, formed to advise the Independent Shareholders in respect of the terms of the Non-exempt Continuing Connected Transactions

“Independent Shareholders”	Shareholders other than China Netcom Group and its Associates
“Information and Communications Technology Agreement”	the Information and Communications Technology Agreement dated 7 November 2006 entered into between China Netcom System Integration and China Netcom Group
“Latest Practicable Date”	5 November 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
“New Horizon Communications”	China Netcom Group New Horizon Communications Corporation Limited (), a company incorporated in the PRC and an indirect wholly-owned subsidiary of the Company
“Non-exempt Continuing Connected Transactions”
continuing connected transactions contemplated under the Domestic Interconnection Settlement Agreement 2008 - 2010, the International Long Distance Voice Services Settlement Agreement 2008 - 2010 and the Engineering and Information Technology Services Agreement 2008 - 2010, such transactions and agreements are further described in the section headed “Continuing Connected Transactions” in the “Letter from the Chairman” and in respect of the transactions contemplated under the Domestic Interconnection Settlement Agreement 2008 - 2010 and the International Long Distance Voice Services Settlement Agreement 2008 - 2010, no caps are to be proposed

“Option(s)”	option(s) which have been granted under the Company’s share option scheme approved and adopted by a resolution of the Shareholders passed on 30 September 2004 and as amended on 16 May 2006
“RMB”	Renminbi, the lawful currency of the PRC
“Rothschild” or “Independent Financial Adviser”
N M Rothschild & Sons (Hong Kong) Limited, being the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Non-exempt Continuing Connected Transactions

“Securities and Futures Ordinance”	the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
“Share(s)”	ordinary shares in the Company’s issued share capital with a par value of US$0.04 per share which are listed on the Hong Kong Stock Exchange
“Shareholders”	holders of Shares
“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

For your convenience and unless otherwise specified, this circular contains translation between RMB and Hong Kong dollars at RMB0.9604 = HK$1.00, the prevailing rate on 5 November 2007. The translation is not representations that the RMB and Hong Kong dollar amounts could actually be converted at those rates, if at all.

LETTER FROM THE CHAIRMAN

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

Executive Directors :
ZHANG Chunjiang (Chairman)
ZUO Xunsheng (Chief Executive Officer)
LI Jianguo
ZHANG Xiaotie
LI Fushen

Non-Executive Directors:
YAN Yixun
José María ÁLVAREZ-PALLETE
Mauricio SARTORIUS

Independent Non-executive Directors:
John Lawson THORNTON
Victor CHA Mou Zing
QIAN Yingyi
HOU Ziqiang
Timpson CHUNG Shui Ming
Registered Office: Room 6701, The Center 99 Queen’s Road Central Hong Kong

9 November 2007

To the Shareholders

Dear Sir or Madam,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS
AND
AMENDMENTS TO THE ARTICLES OF ASSOCIATION

INTRODUCTION

On 6 November 2007, the Board announced that CNC China, a wholly-owned subsidiary of the Company, has on the same date entered into various connected transaction agreements with China Netcom Group to, among other things, renew the term of the existing connected transaction agreements between CNC China, China Netcom Group and New Horizon Communications, all of which have a term expiring on 31 December 2007. In addition, it is also announced that the Information and Communications Technology Agreement has been terminated with effect from 31 December 2007, and a new agreement has been entered into between China Netcom System Integration, an indirect wholly-owned subsidiary of the Company, and China Netcom Group for a term of three years commencing from 1 January 2008.

China Netcom Group is the ultimate holding company of the Company. As such, China Netcom Group is a connected person of the Company. Accordingly, any ongoing transactions between the Company’s subsidiaries, namely CNC China and China Netcom System Integration, and China Netcom Group constitute continuing connected transactions of the Company.

An Independent Board Committee has been established to advise the Independent Shareholders in respect of the terms of the Non-exempt Continuing Connected Transactions and the proposed annual caps (if applicable). In this respect, Rothschild has been retained as the independent financial adviser to the Independent Board Committee and the Independent Shareholders.

The Board also proposes to make certain amendments to the Articles for the purpose of enhancing corporate governance.

The purpose of this circular is to provide you with further information relating to the Continuing Connected Transactions and the proposed amendments to the Articles and to seek your approval of the resolutions set out in the Notice of Extraordinary General Meeting at the end of this circular. The recommendation from the Independent Board Committee to the Independent Shareholders is set out on pages 27 to 28 of this circular and the letter from Rothschild is set out on pages 29 to 36 of this Circular.

BACKGROUND

In order to facilitate the management of all continuing connected transactions of the Company, CNC China, China Netcom Group and New Horizon Communications entered into certain connected transactions agreements on 12 September 2005 to regulate the continuing connected transactions between China Netcom Group and its subsidiaries or Associates (other than the Group) on the one hand and the Group on the other, in respect of the Group’s operations in 12 provinces, municipalities and autonomous region in China (excluding Guangdong Province and Shanghai Municipality after the Company’s disposal of its business operations in these two regions in February 2007). These connected transaction agreements were approved by the then Independent Shareholders at the extraordinary general meeting of the Company held on 25 October 2005. Reference is made to the announcement and the circular of the Company dated 12 September 2005 and 23 September 2005, respectively, for the background and details of these connected transaction agreements.

Each of the connected transaction agreements entered into between CNC China, China Netcom Group and New Horizon Communications in 2005 will expire on 31 December 2007. CNC China and China Netcom Group intend to continue their existing continuing connected transactions under these agreements except the property sub-leasing agreement. Therefore, CNC China and China Netcom Group entered into various renewal agreements on 6 November 2007 after 4:30 p.m. to, among other things, renew the term of the existing connected transaction agreements other than the property sub-leasing agreement.

Pursuant to the property sub-leasing agreement dated 12 September 2005 and entered into between CNC China, China Netcom Group and New Horizon Communications, China Netcom Group agreed to sub-let to CNC China certain land and properties owned by and leased from independent third parties, for use as offices, telecommunications equipment sites and other ancillary purposes. As it is expected that the number of properties to be sublet from China Netcom Group will be substantially reduced, the property sub-leasing agreement will not be renewed. Instead, sub-lease agreements in respect of individual properties may be entered into in the future. It is expected the aggregate rental payable by CNC China to China Netcom Group under these sub-lease agreements will be minimal.

On 7 November 2006, China Netcom System Integration entered into the Information and Communications Technology Agreement with China Netcom Group. Pursuant to the Information and Communications Technology Agreement, China Netcom System Integration and its subsidiaries will provide information technology services to China Netcom Group and its subsidiaries (other than the Group). China Netcom System Integration will also subcontract system installation and configuration services to the subsidiaries and branches of China Netcom Group in China Netcom Group’s southern service region in the PRC. Reference is made to the announcement of the Company dated 28 November 2006 for the background and details of the Information and Communications Technology Agreement.

For the purpose of better management of the Company’s continuing connected transactions, the Information and Communications Technology Agreement has been terminated with effect from 31 December 2007 and on 6 November 2007 after 4:30 p.m., China Netcom System Integration and China Netcom Group entered into a new agreement on the same terms and conditions as the Information and Communications Technology Agreement and such agreement shall take effect on 1 January 2008, being the date on which all other connected transaction agreements of the Company become effective.

New Horizon Communications was established in 2005 in connection with the Group´s acquisition of the assets and liabilities and business operations for the provision of fixed-line telephone services, broadband and other Internet-related services, and business and data communications services in Heilongjiang Province, Jilin Province, Neimenggu Autonomous Region and Shanxi Province in the PRC. Subsequent to such acquisition, the assets and liabilities and business operations acquired by New Horizon Communications have been transferred to CNC China so that CNC China holds all the assets and liabilities and business operations of the Group in the PRC.

CONTINUING CONNECTED TRANSACTIONS

Details of the renewal agreements entered into between CNC China and China Netcom Group on 6 November 2007 and the new information and communications technology agreement entered into between China Netcom System Integration and China Netcom Group on 6 November 2007 are summarised below:

Domestic Interconnection Settlement Agreement 2008 - 2010

New Horizon Communications, CNC China and China Netcom Group entered into the Domestic Interconnection Settlement Agreement on 12 September 2005. The Domestic Interconnection Settlement Agreement is valid until 31 December 2007 and can be renewed with the same terms for further periods of three years. On 6 November 2007 after 4:30 p.m., CNC China entered into a renewal agreement with China Netcom Group (the “Domestic Interconnection Settlement Agreement 2008 - 2010”) whereby the parties agreed to continue the existing transactions under the Domestic Interconnection Settlement Agreement for a term of three years commencing on 1 January 2008. If CNC China notifies China Netcom Group at least three months prior to the expiration of the Domestic Interconnection Settlement Agreement 2008 - 2010 of its intention to renew the Domestic Interconnection Settlement Agreement 2008 - 2010, such agreement can be renewed with the same terms for further periods of three years.

Pursuant to the Domestic Interconnection Settlement Agreement 2008 - 2010, the parties agreed to interconnect the network of China Netcom Group on the one hand and that of CNC China on the other and settle the charges received in respect of domestic long distance voice services within their respective service regions on a quarterly basis.

For domestic long distance voice services between China Netcom Group and CNC China, the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB0.06 per minute, irrespective of whether the call terminates within the network of either China Netcom Group or CNC China or outside the network of either China Netcom Group or CNC China.

The rate of RMB0.06 per minute mentioned above shall be adjusted with reference to the relevant standards, tariffs or policies promulgated by the relevant regulatory authorities in China from time to time.

In case where the call terminates outside the network of either China Netcom Group or CNC China, the settlement payment was at the rate of RMB0.09 per minute under the Domestic Interconnection Settlement Agreement dated 12 September 2005. Pursuant to the Domestic Interconnection Settlement Agreement 2008 - 2010, the parties to the agreement agreed that such rate shall be reduced to RMB0.06 per minute and that such reduction shall take retrospective effect from 1 April 2007. It is expected that such reduction will result in CNC China making less settlement payment to China Netcom Group.

International Long Distance Voice Services Settlement Agreement 2008 - 2010

CNC China and China Netcom Group entered into the International Long Distance Voice Services Settlement Agreement on 12 September 2005. The International Long Distance Voice Services Settlement Agreement is valid until 31 December 2007 and can be renewed with the same terms for further periods of three years. On 6 November 2007 after 4:30 p.m., CNC China entered into a renewal agreement with China Netcom Group (the “International Long Distance Voice Services Settlement Agreement 2008 - 2010”) whereby the parties agreed to continue the existing transactions under the International Long Distance Voice Services Settlement Agreement for a term of three years commencing on 1 January 2008. If CNC China notifies China Netcom Group at least three months prior to the expiration of the International Long Distance Voice Services Settlement Agreement 2008 - 2010 of its intention to renew the International Long Distance Voice Services Settlement Agreement 2008 - 2010, such agreement can be renewed with the same terms for further periods of three years.

Pursuant to the International Long Distance Voice Services Settlement Agreement 2008 - 2010, the parties agreed to interconnect the networks of China Netcom Group and CNC China and settle the charges received in respect of international long distance voice services on a quarterly basis.

For outbound international calls, China Netcom Group reimburses CNC China for any amount it has paid to overseas telecommunications operators. The revenues received by China Netcom Group less the amount paid to overseas telecommunications operators are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by China Netcom Group and CNC China in connection with the provision of outbound international long distance voice services.

For inbound international calls, the revenues received by CNC China from overseas telecommunications operators (other than the Company and its controlled entities) less the amount paid to China Netcom Group at the rate of RMB0.06 per minute (irrespective of whether the call terminates within the network of China Netcom Group or within the network of other operators) are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by China Netcom Group and CNC China in connection with the provision of inbound international long distance voice services.

The rate of RMB0.06 per minute mentioned above shall be adjusted with reference to the relevant standards, tariffs or policies promulgated by the relevant regulatory authorities in China from time to time.

In case where an inbound international call terminates within the network of operators other than China Netcom Group, an amount calculated at the rate of RMB0.09 per minute was paid to China Netcom Group under the International Long Distance Voice Services Settlement Agreement dated 12 September 2005. Pursuant to the International Long Distance Voice Services Settlement Agreement 2008 - 2010, the parties to the agreement agreed that such rate shall be reduced to RMB0.06 per minute and that such reduction shall take retrospective effect from 1 April 2007. It is expected that such reduction will result in CNC China sharing a larger amount of revenue for inbound international calls.

The transactions under the Domestic Interconnection Settlement Agreement 2008 - 2010 and the International Long Distance Voice Services Settlement Agreement 2008 - 2010 will be subject to reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules and the independent shareholders’ approval requirements under Rule 14A.48 of the Hong Kong Listing Rules.

Property Leasing Agreement 2008 - 2010

New Horizon Communications, CNC China and China Netcom Group entered into the Property Leasing Agreement on 12 September 2005. The Property Leasing Agreement is valid until 31 December 2007 and can be renewed with the same terms for further periods of three years. On 6 November 2007 after 4:30 p.m., CNC China entered into a renewal agreement with China Netcom Group (the “Property Leasing Agreement 2008 - 2010”) whereby the parties agreed to continue the existing transactions under the Property Leasing Agreement for a term of three years commencing on 1 January 2008. If CNC China notifies China Netcom Group at least three months prior to the expiration of the Property Leasing Agreement 2008 - 2010 of its intention to renew the Property Leasing Agreement 2008 - 2010, such agreement can be renewed with the same terms for further periods of three years.

Pursuant to the Property Leasing Agreement 2008 - 2010:

(a)           CNC China leases to China Netcom Group a total of 54 buildings and units with an aggregate floor area of approximately 4,300 square metres located throughout CNC China’s service regions, for use as offices and other ancillary purposes; and

(b)           China Netcom Group leases to CNC China a total of 22 parcels of land with an aggregate site area of approximately 26,700 square metres and 42,097 buildings and units with an aggregate floor area of approximately 9,264,000 square metres located throughout CNC China’s service regions, for use as offices, telecommunications equipment sites and other ancillary purposes.

The charges payable by CNC China and by China Netcom Group under the Property Leasing Agreement 2008 - 2010 are based on market rates or the depreciation charges and taxes in respect of each property, provided such depreciation charges and taxes shall not be higher than the market rates. The charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates of the properties leased in that year.

The existing annual cap for the rental charges payable by CNC China to China Netcom Group for each of the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007 is RMB1,250 million whereas the existing annual cap for the rental charges receivable by CNC China from China Netcom Group for each of the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007 is RMB35 million. For the two years ended 31 December 2005 and 2006, the rental charges that CNC China paid to China Netcom Group amounted to RMB655 million and RMB680 million, respectively. Based on CNC China’s management accounts, the rental charge paid by CNC China to China Netcom Group for the nine months ended 30 September 2007 amounted to RMB478 million. For the year ended 31 December 2005, the rental charge paid by China Netcom Group to CNC China was negligible and for the year ended 31 December 2006, the rental charges paid by China Netcom Group to CNC China amounted to RMB2 million. Based on CNC China’s management accounts, the rental charge paid by China Netcom Group to CNC China for the nine months ended 30 September 2007 amounted to RMB10 million.

The total rental charges payable by CNC China to China Netcom Group in each of the three financial years ending 31 December 2008, 2009 and 2010 are not expected to exceed RMB1,050 million, and the total rental charges receivable by CNC China from China Netcom Group in each of the three financial years ending 31 December 2008, 2009 and 2010 are not expected to exceed RMB10 million. Accordingly, these amounts have been set as the proposed caps for this connected transaction.

China Netcom Group is currently undergoing restructuring such that some of its subsidiaries which are engaged in certain ancillary businesses may be disposed of. As such, the number of properties that can be leased from China Netcom Group to CNC China will reduce, thus resulting in a decrease in the annual cap for the rental charges payable to China Netcom Group. For the same reason, the number of properties that are required to be leased from CNC China to China Netcom Group will also be reduced.

Master Sharing Agreement 2008 - 2010

New Horizon Communications, CNC China and China Netcom Group entered into the Master Sharing Agreement on 12 September 2005. The Master Sharing Agreement is valid until 31 December 2007 and can be renewed with the same terms for further periods of three years. On 6 November 2007 after 4:30 p.m., CNC China entered into a renewal agreement with China Netcom Group (the “Master Sharing Agreement 2008 - 2010”) whereby the parties agreed to continue the existing transactions under the Master Sharing Agreement for a term of three years commencing on 1 January 2008. If CNC China notifies China Netcom Group at least three months prior to the expiration of the Master Sharing Agreement 2008 - 2010 of its intention to renew the Master Sharing Agreement 2008 - 2010, such agreement can be renewed with the same terms for further periods of three years.

Pursuant to the Master Sharing Agreement 2008 - 2010:

(a)           CNC China will provide customer relationship management services for large enterprise customers of China Netcom Group;

(b)           CNC China will provide network management services to China Netcom Group;

(c)           CNC China will share with China Netcom Group the services provided by administrative and managerial staff in respect of central management of the business operations, financial control, human resources and other related matters of both CNC China and China Netcom Group;

(d)           CNC China will provide to China Netcom Group supporting services such as billing and settlement provided by the business support centre;

(e)           China Netcom Group will provide to CNC China supporting services, including telephone card production, development and related services;

(f)           China Netcom Group will provide to CNC China certain other shared services, including advertising, publicity, research and development, business hospitality, maintenance and property management;

(g)           China Netcom Group will provide certain office space in its headquarters to CNC China for use as its principal executive office; and

(h)           CNC China and China Netcom Group will share the revenues received by China Netcom Group from other operators whose networks interconnect with the Internet backbone network of China Netcom Group and will share the monthly connection fee that China Netcom Group pays to the State Internet Switching Centre.

CNC China and China Netcom Group own certain equipment and facilities forming the Internet backbone network of China. This Internet backbone network interconnect with the networks of other operators. Such interconnection generates revenues which are settled with China Netcom Group and shared between China Netcom Group and CNC China under the Master Sharing Agreement 2008 - 2010.

The services set out in paragraphs (a) to (g) above and the revenue and fee set out in paragraph (h) above are shared between CNC China and China Netcom Group on an on-going basis from time to time. The costs of the services provided under the Master Sharing Agreement 2008 - 2010 are not directly related to the volumes of business or revenues of the parties. Accordingly, the aggregate costs incurred by CNC China or China Netcom Group for the provision of the services set out in paragraphs (a) to (g) above and the revenue and fee receivable and payable by China Netcom Group as referred to in paragraph (h) above are apportioned between CNC China and China Netcom Group according to their respective total assets value as shown in their respective financial statements on an annual basis.

The existing annual cap for the amount receivable by CNC China from China Netcom Group under the Master Sharing Agreement for each of the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007 is RMB180 million whereas the existing annual cap for the amount payable by CNC China to China Netcom Group under the Master Sharing Agreement for each of the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007 is RMB485 million. The total amounts received by CNC China from China Netcom Group in respect of services set out in paragraphs (a) to (d) above and in respect of revenue set out in paragraph (h) above for the two years ended 31 December 2005 and 2006 amounted to RMB89 million and RMB121 million, respectively. Based on CNC China’s management accounts, the total amounts received by CNC China from China Netcom Group in respect of services set out in paragraphs (a) to (d) above and in respect of the revenue set out in paragraph (h) above for the nine months ended 30 September 2007 amounted to RMB83 million. The total amounts paid by CNC China to China Netcom Group in respect of services set out in paragraphs (e) to (g) above and in respect of the fee set out in paragraph (h) above for the two years ended 31 December 2005 and 31 December 2006 amounted to RMB279 million and RMB448 million, respectively. Based on CNC China’s management accounts the total amounts paid by CNC China to China Netcom Group in respect of services set out in paragraphs (e) to (g) above and in respect of the fee set out in paragraph (h) above for the nine months ended 30 September 2007 amounted to RMB320 million.

Base on the aggregate historical expenditures incurred for the provision of relevant services described in paragraphs (a) to (g) above, the aggregate historical revenue generated from the interconnection of the Internet backbone network and historical fee paid to the State Internet Switching Centre and the projected total assets values of China Netcom Group and CNC China, respectively, the aggregate amount receivable by CNC China from China Netcom Group in respect of services set out in paragraphs (a) to (d) above and in respect of the revenue set out in paragraph (h) above in each of the three financial years ending 31 December 2008, 2009 and 2010 is not expected to exceed RMB200 million, and the total amount payable by CNC China to China Netcom Group in respect of services set out in paragraphs (e) to (g) and in respect of the fee set out in paragraph (h) above in each of the three financial years ending 31 December 2008, 2009 and 2010 is not expected to exceed RMB690 million. Accordingly, these amounts have been set as the proposed caps for this connected transaction.

In determining the proposed annual caps for this connected transaction, the Directors have also taken into account the expected increase in the costs of the services to be provided under the Master Sharing Agreement 2008 - 2010 in the next three years due to (i) the use of the new headquarters which is considerably larger than the previous headquarters; (ii) the increase in the number of the business units operating in the headquarters; and (iii) the increase in advertising expenses due to the expected launch of new packages or services and the increase in expenses relating to business support systems as a result of increase in staff.

Engineering and Information Technology Services Agreement 2008 - 2010

New Horizon Communications, CNC China and China Netcom Group entered into the Engineering and Information Technology Services Agreement on 12 September 2005. The Engineering and Information Technology Services Agreement is valid until 31 December 2007 and can be renewed with the same terms for further periods of three years. On 6 November 2007 after 4:30 p.m., CNC China entered into a renewal agreement with China Netcom Group (the “Engineering and Information Technology Services Agreement 2008 - 2010”) whereby the parties agreed to continue the existing transactions under the Engineering and Information Technology Services Agreement for a term of three years commencing on 1 January 2008. If CNC China notifies China Netcom Group at least three months prior to the expiration of the Engineering and Information Technology Services Agreement 2008 - 2010 of its intention to renew the Engineering and Information Technology Services Agreement 2008 - 2010, such agreement can be renewed with the same terms for further periods of three years.

The Engineering and Information Technology Services Agreement 2008 - 2010 governs the arrangements with respect to the provision of certain engineering and information technology-related services to CNC China by China Netcom Group. These services include:

(a)           the provision of planning, surveying and design services in relation to telecommunications engineering projects;

(b)           the provision of construction services in relation to telecommunications engineering projects;

(c)           the provision of supervision services in relation to telecommunications engineering projects; and

(d)           the provision of information technology services, including office automation, software testing, network upgrade, new business development and support system development.

The charges payable for engineering and information technology-related services described above are determined with reference to market rates. In addition, where the value of any single item of engineering design or supervision-related service exceeds RMB0.5 million or where the value of any single item of engineering construction-related service exceeds RMB2 million, the award of such services will be subject to tender. The charges are settled between CNC China and China Netcom Group as and when the relevant services are provided.

The existing annual cap for the service charges payable by CNC China to China Netcom Group under the Engineering and Information Technology Services Agreement for each of the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007 is RMB4,400 million. For the two years ended 31 December 2005 and 2006, the total service charges paid by CNC China to China Netcom Group in respect of engineering and information technology-related services amounted to RMB2,649 million and RMB2,546 million, respectively. Based on CNC China’s management accounts, the total service charges paid by CNC China to China Netcom Group in respect of engineering and information technology-related services for the nine months ended 30 September 2007 amounted to RMB1,292 million.

The Group’s strategic goal is that CNC China is to become the leading service provider of broadband communications services and multi-media services in China by 2010. Separately, in order to enhance the service quality of its network, the Company is planning to replace the copper cables in certain parts of its service regions and install fiber optic cables for its new network. This project is expected to commence in 2008 and will take three to five years to complete. The amount of assets investments involved in this project can be very substantial and may reach RMB15 billion. As the subsidiaries of China Netcom Group are very experienced in telecommunications engineering construction projects, it is expected that these entities will have a good chance of winning projects involving the replacement of cables. Hence, the extent and volume of the engineering and information technology-related services that CNC China expects China Netcom Group to provide in the next three years will increase substantially when compared with the volume of services provided in the last two years and in recent months, and based on the historical service charges paid by CNC China to China Netcom Group, the total amount payable by CNC China to China Netcom Group for provision of engineering and information technology-related services in each of the three financial years ending 31 December 2008, 2009 and 2010 is not expected to exceed RMB4,400 million, being the same as the existing annual cap. Accordingly, this amount has been set as the proposed cap for this connected transaction.

Materials Procurement Agreement 2008 - 2010

New Horizon Communications, CNC China and China Netcom Group entered into the Materials Procurement Agreement on 12 September 2005. The Materials Procurement Agreement is valid until 31 December 2007 and can be renewed with the same terms for further periods of three years. On 6 November 2007 after 4:30 p.m., CNC China entered into a renewal agreement with China Netcom Group (the “Materials Procurement Agreement 2008 - 2010”) whereby the parties agreed to continue the existing transactions under the Materials Procurement Agreement for a term of three years commencing on 1 January 2008. If CNC China notifies China Netcom Group at least three months prior to the expiration of the Materials Procurement Agreement 2008 - 2010 of its intention to renew the Materials Procurement Agreement 2008 - 2010, such agreement can be renewed with the same terms for further periods of three years.

Under the Materials Procurement Agreement 2008 - 2010:

(a)           CNC China may request China Netcom Group to act as its agent for the procurement of imported and domestic telecommunications equipment and other domestic non-telecommunications equipment;

(b)           CNC China may purchase from China Netcom Group certain products, including cables, modems and yellow pages telephone directories; and

(c)           China Netcom Group will provide to CNC China storage and transportation services related to the procurement and purchase of materials or equipment under the agreement.

Commission and/or charges for the domestic materials procurement services referred to in paragraph (a) above shall not exceed the maximum rate of 3% of the contract value. Commission and/or charges for the above imported materials procurement services shall not exceed the maximum rate of 1% of the contract value. The price for the purchase of

China Netcom Group´s products referred to in paragraph (b) above is determined with reference to the following pricing principles and limits:

•           the government fixed price;

•           where there is no government fixed price but a government guidance price exists, the government guidance price;

•           where there is neither a government fixed price nor a government guidance price, the market price; or

•           where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis.

Commission charges for the storage and transportation services referred to in paragraph (c) above are determined with reference to market rates.

Payments under the Materials Procurement Agreement 2008 - 2010 will be made as and when the relevant equipment or products have been procured and delivered.

The existing annual cap for the commission and/or charges payable by CNC China to China Netcom Group under the Materials Procurement Agreement for each of the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007 is RMB2,000 million. For the two years ended 31 December 2005 and 2006, the total commission and/or charges paid by CNC China to China Netcom Group in respect of the domestic and imported materials procurement services amounted to RMB1,529 million and RMB1,292 million, respectively. Based on CNC China’s management accounts, the total commission and/or charges paid by CNC China to China Netcom Group in respect of domestic and imported materials procurement services for the nine months ended 30 September 2007 amounted to RMB500 million. The amount of total commission and/or charges paid by CNC China under the Materials Procurement Agreement for the first nine months of 2007 has dropped by a far margin as the Company has put in place effective measures to control its capital expenditures, in particular in fixed assets investments. However, with the 2008 Beijing Olympic Games and the network quality enhancement project in the next few years, it is expected that the commission and/or charges payable by CNC China under the Materials Procurement Agreement 2008 - 2010 cannot be maintained at the low level in the first nine months of 2007.

Based on the historical commission and/or charges paid by CNC China to China Netcom Group and with reference to the level of commission charges set out in the Materials Procurement Agreement 2008 - 2010, the total amount payable by CNC China to China Netcom Group, including both commissions and purchase prices, for each of the three financial years ending 31 December 2008, 2009 and 2010 is not expected to exceed RMB1,500 million. Accordingly, this amount has been set as the proposed cap for this connected transaction.

The proposed annual cap has been decreased as certain companies which used to provide materials procurement services to CNC China are no longer members of China Netcom Group as a result of the restructuring of China Netcom Group. Therefore, any transactions between these companies and CNC China do not constitute connected transactions of the Company and it is not necessary to take into account the amount of the transactions between these companies and CNC China for determination of the proposed annual cap.

Ancillary Telecommunications Services Agreement 2008 - 2010

New Horizon Communications, CNC China and China Netcom Group entered into the Ancillary Telecommunications Services Agreement on 12 September 2005. The Ancillary Telecommunications Services Agreement is valid until 31 December 2007 and can be renewed with the same terms for further periods of three years. On 6 November 2007 after 4:30 p.m., CNC China entered into a renewal agreement with China Netcom Group (the “Ancillary Telecommunications Services Agreement 2008 - 2010”) whereby the parties agreed to continue the existing transactions under the Ancillary Telecommunications Services Agreement for a term of three years commencing on 1 January 2008. If CNC China notifies China Netcom Group at least three months prior to the expiration of the Ancillary Telecommunications Services Agreement 2008 - 2010 of its intention to renew the Ancillary Telecommunications Services Agreement 2008 - 2010, such agreement can be renewed with the same terms for further periods of three years.

The Ancillary Telecommunications Services Agreement 2008 - 2010 governs the arrangements with respect to the provision of ancillary telecommunications services to CNC China by China Netcom Group. These services include certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisition and servicing and other customers’ services.

The charges payable for the services described above are determined with reference to the following pricing principles and limits:

•           the government fixed price;

•           where there is no government fixed price but a government guidance price exists, the government guidance price;

•           where there is neither a government fixed price nor a government guidance price, the market price; or

•           where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis.

The service charges are settled between CNC China and China Netcom Group as and when the relevant services are provided.

The existing annual cap for the service charges payable by CNC China to China Netcom Group under the Ancillary Telecommunications Services Agreement for each of the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007 is RMB1,200 million. For the two years ended 31 December 2005 and 2006, the total services charges paid by CNC China to China Netcom Group for ancillary telecommunications services amounted to RMB486 million and RMB408 million, respectively. Based on CNC China’s management accounts, the total service charges paid by CNC China to CNC Netcom Group for ancillary telecommunications services for the nine months ended 30 September 2007 amounted to RMB318 million.

Based on the historical service charges paid and the estimated extent and volume of ancillary telecommunications services required from China Netcom Group, the total amount payable by CNC China to China Netcom Group for provision of ancillary telecommunications services in each of the three financial years ending 31 December 2008, 2009 and 2010 is not expected to exceed RMB1,000 million. Accordingly, this amount has been set as the proposed cap for this connected transaction.

The proposed annual cap has been slightly decreased as certain companies which used to provide ancillary telecommunications services to CNC China are no longer members of China Netcom Group as a result of the restructuring of China Netcom Group. Therefore, any transactions between these companies and CNC China do not constitute connected transactions of the Company and it is not necessary to take into account the amount of the transactions between these companies and CNC China for determination of the proposed annual cap.

Support Services Agreement 2008 - 2010

New Horizon Communications, CNC China and China Netcom Group entered into the Support Services Agreement on 12 September 2005. The Support Services Agreement is valid until 31 December 2007 and can be renewed with the same terms for further periods of three years. On 6 November 2007 after 4:30 p.m., CNC China entered into a renewal agreement with China Netcom Group (the “Support Services Agreement 2008 - 2010”) whereby the parties agreed to continue the existing transactions under the Support Services Agreement for a term of three years commencing on 1 January 2008. If CNC China notifies China Netcom Group at least three months prior to the expiration of the Support Services Agreement 2008 - 2010 of its intention to renew the Support Services Agreement 2008 - 2010, such agreement can be renewed with the same terms for further periods of three years.

Under the Support Services Agreement 2008 - 2010, China Netcom Group provides CNC China with various support services, including equipment leasing (other than equipment covered under the Telecommunications Facilities Leasing Agreement 2008 - 2010) and maintenance services, motor vehicles services, security services, basic construction agency services, research and development services, employee training services and advertising services and other support services.

The charges payable for the services described above are determined with reference to the following pricing principles and limits:

•           the government fixed price;

•           where there is no government fixed price but a government guidance price exists, the government guidance price;

•           where there is neither a government fixed price nor a government guidance price, the market price; or

•           where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis.

The service charges are settled between CNC China and China Netcom Group as and when relevant services are provided.

The existing annual cap for the service charges payable by CNC China to China Netcom Group under the Support Services Agreement for each of the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007 is RMB1,610 million. For the two years ended 31 December 2005 and 2006, the total support service charges paid by CNC China to China Netcom Group amounted to RMB1,154 million and RMB737 million, respectively. Based on CNC China’s management accounts, the total support service charges paid by CNC China to China Netcom Group for the nine months ended 30 September 2007 amounted to RMB380 million.

Based on the historical service charges paid and the estimated extent and volume of support services required from China Netcom Group, the total amount payable by CNC China to China Netcom Group for provision of support services in each of the three financial years ending 31 December 2008, 2009 and 2010 is not expected to exceed RMB1,500 million. Accordingly, this amount has been set as the proposed cap for this connected transaction.

The proposed annual cap has been slightly decreased as certain companies which used to provide support services to CNC China are no longer members of China Netcom Group as a result of the restructuring of China Netcom Group. Therefore, any transactions between these companies and CNC China do not constitute connected transactions of the Company and it is not necessary to take into account the amount of the transactions between these companies and CNC China for determination of the proposed annual cap. However, as China Netcom Group is an official partner of the 2008 Beijing Olympic Games, it is expected that the services required from China Netcom Group such as motor vehicles services, security services and advertising services will substantially increase. Furthermore, with the development of new businesses such as information and communications technology services and other value-added services and the strengthening of the Group’s efforts in promoting its various product brands, the advertising services and the employee training services required from China Netcom Group are expected to increase substantially.

Telecommunications Facilities Leasing Agreement 2008 - 2010

New Horizon Communications, CNC China and China Netcom Group entered into the Telecommunications Facilities Leasing Agreement on 12 September 2005. The Telecommunications Facilities Leasing Agreement is valid until 31 December 2007 and can be renewed with the same terms for further periods of three years. On 6 November 2007 after 4:30 p.m., CNC China entered into a renewal agreement with China Netcom Group (the “Telecommunications Facilities Leasing Agreement 2008 - 2010”) whereby the parties agreed to continue the existing transactions under the Telecommunications Facilities Leasing Agreement for a term of three years commencing on 1 January 2008. If CNC China notifies China Netcom Group at least three months prior to the expiration of the Telecommunications Facilities Leasing Agreement 2008 - 2010 of its intention to renew the Telecommunications Facilities Leasing Agreement 2008 - 2010, such agreement can be renewed with the same terms for further periods of three years.

Under the Telecommunications Facilities Leasing Agreement 2008 - 2010:

(a)           China Netcom Group leases inter-provincial fiber-optic cables within CNC China’s service regions to CNC China;

(b)           China Netcom Group leases certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities) to CNC China; and

(c)           China Netcom Group leases certain other telecommunications facilities required by CNC China for its operations.

The rental charges for the leasing of inter-provincial fiber-optic cables, international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such fiber-optic cables, resources and telecommunications facilities provided that such charges shall not be higher than market rates. CNC China shall be responsible for the on-going maintenance of such inter-provincial fiber-optic cables and international telecommunications resources. CNC China and China Netcom Group shall determine and agree which party is to provide maintenance service to the telecommunications facilities referred to in paragraph (c) above. Unless otherwise agreed by CNC China and China Netcom Group, such maintenance service charges shall be borne by CNC China. If China Netcom Group shall be responsible for maintaining any telecommunications facilities referred to in paragraph (c) above, CNC China shall pay to China Netcom Group the relevant maintenance service charges which maintenance charges shall be agreed between the parties and determined on a cost-plus basis. The net rental charges and service charges due to China Netcom Group under the Telecommunications Facilities Leasing Agreement 2008 - 2010 will be settled between CNC China and China Netcom Group on a quarterly basis.

The existing annual cap for the charges payable by CNC China to China Netcom Group under the Telecommunications Facilities Leasing Agreement for each of the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007 is RMB600 million. For the two years ended 31 December 2005 and 2006, the total charges paid by CNC China to China Netcom Group for the lease of telecommunications facilities amounted to RMB300 million and RMB382 million, respectively. Based on CNC China’s management accounts, the total charges paid by CNC China to China Netcom Group for the lease of telecommunications facilities for the nine months ended 30 September 2007 amounted to RMB246 million.

Given the growth of the business of the Group, it is expected that the telecommunications facilities to be leased from China Netcom Group will be slightly increased. Based on the annual depreciation charges, the current market rates and the expected telecommunications facilities required to be leased from China Netcom Group, the total amount payable by CNC China to China Netcom Group under this leasing agreement in each of the three financial years ending 31 December 2008, 2009 and 2010 is not expected to exceed RMB600 million, being the same as the existing annual cap. Accordingly, this amount has been set as the proposed cap for this connected transaction.

Information and Communications Technology Agreement 2008 - 2010

China Netcom System Integration and China Netcom Group entered into the Information and Communications Technology Agreement on 7 November 2006. On 6 November 2007 after 4:30 p.m., the Information and Communications Technology Agreement has been terminated with effect from 31 December 2007 and China Netcom System Integration and China Netcom Group signed a new agreement (the “Information and Communications Technology Agreement 2008 - 2010”) on the same terms and conditions as the Information and Communications Technology Agreement.

Pursuant to the Information and Communications Technology Agreement 2008 - 2010:

(a)           China Netcom System Integration (and its subsidiaries) provides information and communications technology services to China Netcom Group (and its subsidiaries (other than the Group)), which include system integration services, software development services, operational maintenance services, consultancy services, equipment leasing-related services and product sales and distribution related services.

(b)           China Netcom System Integration will also subcontract services ancillary to the provision of information and communications technology services, namely the system installation and configuration services, to the subsidiaries and branches of China Netcom Group in China Netcom Group’s southern service region in the PRC.

The charges payable for the services provided under the Information and Communications Technology Agreement 2008 - 2010, are determined with reference to the following pricing principles and limits:

•           the government fixed price;

•           where there is no government fixed price but a government guidance price exists, the government guidance price; or

•           where there is neither a government fixed price nor a government guidance price, the market price.

In relation to the charges payable for the services provided under the Information and Communications Technology Agreement 2008 - 2010 that are to be determined with reference to the market price:

•           if the value of any single item of system installation and configuration services provided by China Netcom Group (and its subsidiaries) to China Netcom System Integration (and its subsidiaries) exceeds RMB0.3 million, the award of such services will be subject to tender; or

•           if the value of any single item of system integration, software development, operational maintenance, consultancy and equipment leasing-related services exceeds RMB0.5 million, or where the value of any single item of product sales and distribution related services exceeds RMB2 million, the award of such services will be subject to tender.

The Information and Communications Technology Agreement 2008 - 2010 is effective from 1 January 2008 and expires after 31 December 2010. If the parties agree, the Information and Communications Technology Agreement 2008 - 2010 can be renewed with the same terms for further periods of three years.

The existing annual caps for the consideration receivable by China Netcom System Integration (and its subsidiaries) from China Netcom Group pursuant to the Information and Communications Technology Agreement for the year ended 31 December 2006 and the two years ending 31 December 2007 and 2008 are RMB170 million, RMB520 million and RMB800 million, respectively, whereas the existing annual caps for the consideration payable by China Netcom System Integration (and its subsidiaries) to China Netcom Group pursuant to the Information and Communications Technology Agreement for the year ended 31 December 2006 and the two years ending 31 December 2007 and 2008 are RMB60 million, RMB180 million and RMB270 million, respectively. For the year ended 31 December 2006, the total consideration received by China Netcom System Integration (and its subsidiaries) from China Netcom Group under the Information and Communications Technology Agreement amounted to RMB36 million. Based on CNC China’s management accounts, the total consideration received by China Netcom System Integration (and its subsidiaries) from China Netcom Group under the Information and Communications Technology Agreement for the nine months ended 30 September 2007 amounted to RMB52 million. For the same periods, the total consideration paid by China Netcom System Integration (and its subsidiaries) to China Netcom Group under the Information and Communications Technology Agreement was negligible.

The Group witnessed a rapid increase in charges received from China Netcom Group in respect of the information and communications technology services in the past 11 months. In view of the growing demand for the information and communications technology services, China Netcom System Integration has continued with its expansion in the scope of its services. It is expected that by 2015, the provision of information and communications technology services will contribute up to 20% of the Group’s total revenue. In 2006, revenue from information and communications technology services represents under 1% of the Group’s total revenue. Based on the historical service charges received under the Information and Communications Technology Agreement, the anticipated rapid growth of the information and communications technology services and the estimated extent and volume of services required from and to be subcontracted to China Netcom Group, the total consideration receivable by China Netcom System Integration (and its subsidiaries) from China Netcom Group in respect of the services set out in paragraph (a) above in each of the three financial years ending 31 December 2008, 2009 and 2010 is not expected to exceed RMB800 million, RMB850 million and RMB850 million, respectively, and the total consideration payable by China Netcom System Integration (and its subsidiaries) to China Netcom Group in respect of the subcontracting work set out in paragraph (b) above in each of the three financial years ending 31 December 2008, 2009 and 2010 is not expected to exceed RMB270 million. Accordingly, these amounts have been set as the proposed caps for this connected transaction.

GENERAL INFORMATION

The Company is a leading broadband communications and fixed-line telecommunications operator in China. Its service regions cover the area of Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Heilongjiang Province, Jilin Province, Neimenggu Autonomous Region and Shanxi Province.

China Netcom Group is a state-owned enterprise established under the laws of the PRC and is the ultimate holding company of the Company. China Netcom Group is the second largest fixed-line telecommunications operator in China. China Netcom Group owns and operates its fixed-line telecommunications networks, and provides telecommunications services including fixed-line telephone, broadband and other Internet-related services in all provinces, municipalities and autonomous regions in China that are outside the Company’s existing service regions.

COMPLIANCE WITH THE HONG KONG LISTING RULES

China Netcom Group is the ultimate holding company of the Company. As such, China Netcom Group is a connected person of the Company. Accordingly, any ongoing transactions between the Company’s subsidiaries, namely CNC China and China Netcom System Integration, and China Netcom Group constitute continuing connected transactions of the Company.

The Directors (including the independent non-executive Directors) are of the opinion that the terms of the Continuing Connected Transactions described in the section headed “Continuing Connected Transactions” above (other than the Non-exempt Continuing Connected Transactions) have been entered into, and will be carried out, in the ordinary and usual course of business of the Group and on normal commercial terms which are fair and reasonable so far as the interests of the Shareholders are concerned and the Directors (including the independent non-executive Directors) further consider that the proposed annual caps for the Continuing Connected Transactions (other than the Non-exempt Continuing Connected Transactions) for each of the three years ending 31 December 2008, 2009 and 2010 are fair and reasonable. The Directors are of the opinion that the terms of the Non-exempt Continuing Connected Transactions have been entered into, and will be carried out, in the ordinary and usual course of business of the Group and on normal commercial terms which are fair and reasonable so far as the interests of the Shareholders are concerned and the Directors further consider that the proposed annual caps for the Non-exempt Continuing Connected Transactions (other than those under the Domestic Interconnection Settlement Agreement 2008 - 2010 and the International Long Distance Voice Services Settlement Agreement 2008 - 2010) for each of the three years ending 31 December 2008, 2009 and 2010 are fair and reasonable.

It is expected that each of the proposed annual caps for the years 2008 to 2010 for each category of Continuing Connected Transactions under the Master Sharing Agreement 2008 - 2010, the Materials Procurement Agreement 2008 - 2010, the Ancillary Telecommunications Services Agreement 2008 - 2010, the Support Services Agreement 2008 - 2010 and the Telecommunications Facilities Leasing Agreement 2008 - 2010, the proposed annual caps for the years 2008 to 2010 for charges payable by CNC China and charges payable by China Netcom Group under the Property Leasing Agreement 2008 - 2010 and the proposed annual caps for the years 2008 to 2010 for charges payable by China Netcom System Integration (and its subsidiaries) and charges payable by China Netcom Group under the Information and Communications Technology Agreement 2008 - 2010, will be less than the 2.5% threshold under Rule 14A.34 of the Hong Kong Listing Rules. Accordingly, these transactions will be exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules, but such transactions will still be subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules.

For Continuing Connected Transactions under the Engineering and Information Technology Services Agreement 2008 - 2010, as the proposed annual cap will exceed the 2.5% threshold under Rule 14A.34 of the Hong Kong Listing Rules, such transactions will constitute non-exempt continuing connected transactions under Rule 14A.35 of the Hong Kong Listing Rules and will be subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules and the independent shareholders’ approval requirements under Rule 14A.48 of the Hong Kong Listing Rules. There are no prior transactions or relationship with China Netcom Group and its ultimate beneficial owners which require aggregation under Rule 14A.25 of the Hong Kong Listing Rules.

Under Rule 14A.35(2) of the Hong Kong Listing Rules, in respect of a continuing connected transaction which is not fully exempted, a cap must be set and disclosed. The caps for the Continuing Connected Transactions (other than those under the Domestic Interconnection Settlement Agreement 2008 - 2010 and the International Long Distance Voice Services Settlement Agreement 2008 - 2010) for each of the three years ending 31 December 2008, 2009 and 2010 are set out below:

Continuing Connected Transactions	Proposed annual cap
(RMB in millions)

Property Leasing Agreement 2008 - 2010	payable by CNC China — 1,050payable by China Netcom Group — 10
Master Sharing Agreement 2008 - 2010	payable by CNC China — 690payable by China Netcom Group — 200
Engineering and Information Technology Services Agreement 2008 - 2010	4,400
Materials Procurement Agreement 2008 - 2010	1,500
Ancillary Telecommunications Services Agreement 2008 - 2010	1,000

Support Services Agreement 2008 - 2010	1,500
Telecommunications Facilities Leasing Agreement 2008 - 2010	600
Information and Communications Technology Agreement 2008 - 2010	payable by China Netcom System Integration (and its subsidiaries) — 270payable by China Netcom Group — 800 (for 2008), 850 (for 2009), 850 (for 2010)

Special circumstances exist for both the Domestic Interconnection Settlement Agreement 2008 - 2010 and the International Long Distance Voice Services Settlement Agreement 2008 - 2010 and no cap is proposed in respect of the settlement of domestic and international long distance voice services for the following reasons:

(i)           any growth in the domestic and international long distance voice services will necessarily result in increased transaction volumes under the Domestic Interconnection Settlement Agreement 2008 - 2010 and the International Long Distance Voice Services Agreement 2008 - 2010, which the Company will not be able to control as it depends entirely on customer usage. Any caps on these transactions will therefore potentially limit the Company’s ability to conduct or expand its business in the ordinary course; and

(ii)           the settlement rates in respect of long distance voice services are determined with reference to the relevant standards, tariffs or policies promulgated by the relevant regulatory authorities in China, which are subject to change from time to time, and the Company is not in a position to set the settlement rates at its discretion.

The Company has applied to the Hong Kong Stock Exchange that no caps be proposed for the transactions contemplated under the Domestic Interconnection Settlement Agreement 2008 - 2010 and the International Long Distance Voice Services Settlement Agreement 2008 - 2010. Such transactions will be subject to the reporting and announcement requirements set out in Rule 14A.45 to 14A.47 of the Hong Kong Listing Rules and the independent shareholders’ approval requirements under Rule 14A.48 of the Hong Kong Listing Rules.

PROPOSED AMENDMENTS TO THE ARTICLES

The Company is dedicated to pursuing sound corporate governance and the Board is convinced that measures on improving its corporate governance will enhance the core competitiveness and results of the Group and Shareholders’ value. In 2005, the Company launched the “Corporate Governance Consultancy Project”. Based on the findings of the consultancy project, certain amendments to the existing Articles are proposed and the proposed amendments have also been reviewed by the Nominating and Corporate Governance Committee of the Board. The Committee considers that the proposed amendments to the Articles are beneficial to the Company and will enhance the level of corporate governance. The proposed amendments cover the following areas:

(a)           procedure for appointment and removal of chief executive officer, senior vice presidents and chief financial officer;

(b)           term of directors;

(c)           participation of employees in the management of the Company;

(d)           minimum number of Board members and quorum for meetings of the Board;

(e)           election of the chairman of the meetings of the Board; and

(f)           other minor housekeeping matters.

Details regarding the proposed amendments to the Articles are set out in Appendix I to this circular.

The Articles are written in English and there is no official Chinese translation in respect thereof. The translation into Chinese language is for reference only. In case of any inconsistency between the English and Chinese versions, the English version shall prevail.

EXTRAORDINARY GENERAL MEETING

A notice of the Extraordinary General Meeting to be held in The Ballroom, Island Shangri-la, Hong Kong on 6 December 2007 at 10:00 a.m., is set out on pages 48 to 49 of this circular. At the Extraordinary General Meeting, ordinary resolutions will be proposed to approve the Engineering and Information Technology Services Agreement 2008 - 2010 and the annual caps applicable thereto, the Domestic Interconnection Settlement Agreement 2008 - 2010 and the International Long Distance Voice Services Settlement Agreement 2008 - 2010 for which no annual caps are proposed, and a special resolution will be proposed to approve the proposed amendments to the Articles. The resolutions proposed at the Extraordinary General Meeting shall be taken by poll.

In accordance with the Hong Kong Listing Rules, China Netcom Group, the ultimate holding company of the Company which was beneficially interested in approximately 69.73% of the issued share capital of the Company as at the Latest Practicable Date, and its Associates, will abstain from voting on the resolutions to approve the Non-exempt Continuing Connected Transactions at the Extraordinary General Meeting. China Netcom Group is deemed under the Securities and Futures Ordinance to be interested in 297,698,985 Shares held by China Netcom Group Corporation (BVI) Limited as trustee on behalf of certain Shareholders (who are not Associates of China Netcom Group and hence eligible to vote at the Extraordinary General Meeting) representing a 4.47% of the issued share capital of the Company.

A form of proxy for use at the Extraordinary General Meeting is enclosed with this circular. Whether or not you are able to attend the Extraordinary General Meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company’s registered office at Room 6701, The Center, 99 Queen’s Road Central, Hong Kong, as soon as practicable and in any event at least 48 hours before the time appointed for holding the Extraordinary General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude a Shareholder from attending and voting in person at the Extraordinary General Meeting or any adjournment thereof should he so wishes.

RECOMMENDATION

Rothschild has been retained as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Non-exempt Continuing Connected Transactions. Rothschild considers that the terms of the Non-exempt Continuing Connected Transactions to be on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interest of the Company and its Shareholders as a whole. Accordingly, Rothschild advises the Independent Shareholders, as well as the Independent Board Committee to recommend the Independent Shareholders, to vote in favour of the relevant resolutions to be proposed at the Extraordinary General Meeting. The text of the letter from Rothschild containing its advice and the principal factors and reasons it has taken into consideration in arriving at its advice is set out on pages 29 to 36 of this circular.

The Independent Board Committee, having taken into account the advice of Rothschild, considers that the terms of the Non-exempt Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned, and in the interests of the Company and its Shareholders as a whole. Accordingly, the Independent Board Committee recommends that Independent Shareholders vote in favour of the ordinary resolutions to be proposed at the Extraordinary General Meeting to approve the Non-exempt Continuing Connected Transactions, as detailed in the notice of the Extraordinary General Meeting set out on pages 48 to 49 of this circular. The text of the letter from the Independent Board Committee is set out on pages 27 to 28 of this circular.

The Directors consider that the proposed amendments to the Articles are in the best interest of the Company and its Shareholders. Accordingly, the Directors recommend the Shareholders to vote in favour of the relevant special resolution which will be proposed at the Extraordinary General Meeting.

ADDITIONAL INFORMATION

Your attention is also drawn to the letter from the Independent Board Committee which sets out its recommendation to the Independent Shareholders, the letter from Rothschild which contains its advice to the Independent Board Committee and the Independent Shareholders, and the additional information set out in the appendices to this circular.

By Order of the Board China Netcom Group Corporation (Hong Kong) Limited Zhang Chunjiang Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

9 November 2007

To the Independent Shareholders

Dear Sir or Madam,

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

We refer to the circular (the “Circular”) dated 9 November 2007 issued by the Company to its Shareholders of which this letter forms part. The terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

On 6 November 2007, the Board announced that CNC China, a wholly-owned subsidiary of the Company, has on the same date entered into various connected transaction agreements with China Netcom Group to, among other things, renew the term of the existing connected transaction agreements between CNC China, China Netcom Group and New Horizon Communications, which agreements are to expire on 31 December 2007. In addition, it is also announced that the Information and Communications Technology Agreement has been terminated and a new agreement has been entered into between China Netcom System Integration, an indirect wholly-owned subsidiary of the Company, and China Netcom Group for a term of three years commencing from 1 January 2008.

The Independent Board Committee was formed on 22 August 2007 to make a recommendation to the Independent Shareholders as to whether or not the terms of the Non-exempt Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned, and whether or not the Non-exempt Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole. Rothschild has been retained as independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the Non-exempt Continuing Connected Transactions.

The terms and the reasons for the Non-exempt Continuing Connected Transactions are summarised in the Letter from the Chairman set out on pages 4 to 26 of the Circular.

As your Independent Board Committee, we have discussed with the management of the Company the reasons for the terms of the Non-exempt Continuing Connected Transactions and the basis upon which their terms have been determined. We have also considered the principal factors and reasons taken into account by Rothschild in arriving at its opinion regarding the terms of the Non-exempt Continuing Connected Transactions as set out in the letter from Rothschild on pages 29 to 36 of the Circular, which we urge you to read carefully.

The Independent Board Committee, after taking advice from Rothschild, concurs with the views of Rothschild and considers that the terms of the Non-exempt Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and its Shareholders as a whole, and it is fair and reasonable not to propose caps for the transactions contemplated under the Domestic Interconnection Settlement Agreement 2008 - 2010 and the International Long Distance Voice Services Settlement Agreement 2008 - 2010. Accordingly, the Independent Board Committee recommends that Independent Shareholders vote in favour of the ordinary resolutions to approve the Non-exempt Continuing Connected Transactions, as detailed in the notice of the Extraordinary General Meeting set out on pages 48 to 49 of the Circular.

Yours faithfully John Lawson Thornton

Victor Cha Mou Zing Qian Yingyi Hou Ziqiang Timpson Chung Shui Ming Independent Board Committee

N M Rothschild & Sons (Hong Kong) Limited 16th Floor, Alexandra House 18 Chater Road, Central Hong Kong SAR	Telephone +852 2525 5333 Facsimile+852 2868 1728

LETTER FROM ROTHSCHILD
The following is the text of the letter from Rothschild in respect of the Non-exempt Continuing Connected Transactions to the Independent Board Committee and the Independent Shareholders prepared for inclusion in this circular.

9 November 2007

To the Independent Board Committee and
 the Independent Shareholders of
 China Netcom Group Corporation (Hong Kong) Limited

Dear Sirs,

RENEWAL OF
NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

We refer to the Non-exempt Continuing Connected Transactions, details of which are contained in the circular issued by the Company dated 9 November 2007 to the Shareholders (the “Circular”) of which this letter forms a part. Rothschild has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether or not the terms of the Non-exempt Continuing Connected Transactions are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and its Shareholders taken as a whole.

The terms used in this letter shall have the same meanings as defined elsewhere in the Circular unless the context otherwise requires.

The Company and/or its wholly-owned subsidiaries had entered into certain agreements with China Netcom Group in the past to facilitate the management of all continuing connected transactions between China Netcom Group and its subsidiaries or Associates (other than the Group) on the one hand and the Group on the other. The Independent Shareholders had previously approved these continuing connected transactions (namely, the Domestic Interconnection Settlement Agreement, the International Long Distance Voice Services Settlement Agreement and the Engineering and Information Technology Services Agreement (all as defined in the circular of the Company dated 23 September 2005) (collectively, the “2005 Non-exempt Continuing Connected Transactions”)) at the extraordinary general meeting of the Company held on 25 October 2005. As the Company intends to continue the 2005 Non-exempt Continuing Connected Transactions, the Company has entered into renewal agreements on 6 November 2007 to, among other things, renew the term of these existing connected transaction agreements. Pursuant to the Hong Kong Listing Rules, the renewal of the Non-exempt Continuing Connected Transactions and setting of the annual cap is subject to the approval of the Independent Shareholders at the Extraordinary General Meeting by way of a poll.

China Netcom Group (being the ultimate holding company of the Company with a beneficial interest of approximately 69.73% of the issued share capital of the Company as at the Latest Practicable Date) and its Associates will abstain from voting on the resolutions to approve the Non-exempt Continuing Connected Transactions at the Extraordinary General Meeting.

In formulating our recommendation, we have relied on the information and facts supplied to us by the Company and have assumed that any information and representations made to us are true, accurate and complete in all material respects as a the date hereof and that they may be relied upon. We have also assumed that all information, representations and opinions contained or referred to in the Circular are fair and reasonable and have relied on them.

We have been advised by the Directors that no material facts have been omitted and we are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate, incomplete or misleading. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in the Circular have been arrived at after due and careful consideration and there are no material facts the omission of which would make any statement in the Circular misleading. We believe that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Group.

PRINCIPAL FACTORS AND REASONS

In arriving at our opinion, we have taken into consideration the following principal factors and reasons:

1.           Background

The agreements in respect of the 2005 Non-exempt Continuing Connected Transactions entered into between the Company, CNC China, China Netcom Group and New Horizon Communications in the Company’s ordinary and usual course of business on 12 September 2005 will expire on 31 December 2007. As the Company intends to continue the 2005 Non-exempt Continuing Connected Transactions, the Company has entered into renewal agreements on 6 November 2007 to, among other things, renew the terms of these existing connected transaction agreements for a term of three years commencing on 1 January 2008.

The Non-exempt Continuing Connected Transactions are Domestic Interconnection Settlement Agreement 2008 - 2010, International Long Distance Voice Services Settlement Agreement 2008 - 2010 and Engineering and Information Technology Services Agreement 2008 - 2010. Discussion on each of the Non-exempt Continuing Connected Transactions is set out below.

2.           Domestic Interconnection Settlement Agreement 2008 - 2010

On 6 November 2007, CNC China entered into the Domestic Interconnection Settlement Agreement 2008 - 2010 with China Netcom Group whereby the parties agreed to continue the existing transactions under the Domestic Interconnection Settlement Agreement for a term of three years commencing on 1 January 2008. The Domestic Interconnection Settlement Agreement 2008 - 2010 can be renewed with the same terms for further periods of three years if CNC China notifies China Netcom Group at least three months prior to 31 December 2010.

Pursuant to the Domestic Interconnection Settlement Agreement 2008 - 2010, the parties agreed to interconnect the network of China Netcom Group and CNC China and settle the charges received in respect of domestic long distance voice services within their respective service regions on a quarterly basis.

Consideration

For domestic long distance voice services between China Netcom Group and CNC China, the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB0.06 per minute regardless of whether the call terminates within or outside of the network of either China Netcom Group or CNC China. The settlement rate of RMB0.06 per minute shall be adjusted with reference to relevant standards, tariffs or policies promulgated by the relevant regulatory authorities in China from time to time. Pursuant to the “” (Notice concerning the issue of the measures on settlement of interconnection between the public telecommunications networks and sharing of relaying fees) promulgated by the Ministry of Information Industry of the PRC on 28 October 2003 (the “Notice”), the telephone operator which originates the outgoing calls should pay the telephone operator which receives the incoming calls a settlement fee of RMB0.06 per minute. Therefore, the settlement consideration set out in the Domestic Interconnection Settlement Agreement 2008 - 2010 is in line with the requirements under the Notice.

The terms in the Domestic Interconnection Settlement Agreement 2008 - 2010 are substantially the same as the Domestic Interconnection Settlement Agreement, except for the reduction in settlement payment from RMB0.09 per minute to RMB0.06 minute in the case where the call terminates outside the network of either China Netcom Group or CNC China with retrospective effect from 1 April 2007. Based on our discussion with the management of the Company, we understand that of the original rate of RMB0.09 per minute received by the telephone operator in the location of the called party, RMB0.06 per minute was on-paid to the telephone operator outside the network of either China Netcom Group or CNC China (i.e. “within the network of a third party”) as a local termination settlement fee and the balance of RMB0.03 per minute was kept by the telephone operator in the location of the called party. We understand that the RMB0.03 per minute served to (i) incentivise the development of the telephone operators in the location of the called party which are local subsidiary telephone operators of China Netcom Group or CNC China; and (ii) incentivise the local subsidiary telephone operators in constructing local network infrastructure, so that domestic long distance calls did not need to terminate directly in the long distance network of other telephone operators, such as China Telecom, in which case a domestic long distance connection charge of RMB0.30 per minute had to be paid. As the development of these local subsidiary telephone operators matured and the network infrastructure accomplished, the Company is of the view that it is no longer necessary to have a higher settlement rate and has decided to reduce the settlement rate to RMB0.06 per minute, which is in line with the Notice. It is expected that such reduction will result in CNC China making less settlement payment to China Netcom Group.

We consider the terms of the Domestic Interconnection Settlement Agreement 2008 - 2010 to be fair and reasonable because:

(i)           The settlement rate of RMB0.06 per minute is set in accordance with the relevant standards, tariffs or policies promulgated by the relevant regulatory authorities in China.

(ii)           The settlement rate is also in line with the settlement rate adopted by comparable companies in the telecommunications industry in China.

(iii)           The material terms and conditions in this agreement are consistent with the terms and conditions in the Domestic Interconnection Settlement Agreement.

Annual cap

The Company has applied to the Hong Kong Stock Exchange that no annual caps be proposed for the transactions contemplated under the Domestic Interconnection Settlement Agreement 2008 - 2010. We concur with the Company’s reasons for not imposing annual caps for this agreement and consider that it is fair and reasonable for no annual cap to be proposed for the transactions contemplated under the Domestic Interconnection Settlement Agreement 2008 - 2010 for the following reasons:

(i)           Growth in the demand of the voice service of the Group will result in increased transaction volumes and hence call revenue for the Group. Such growth is beyond the control of the Group as it depends entirely on customer usage.

(ii)           The settlement rate is determined by reference to appropriate standards, tariffs and policies prescribed by the relevant regulatory authorities in China and are subject to change from time to time, and the Company is not in position to set the settlement rates at its discretion.

(iii)           Any annual caps will therefore limit the Company’s ability to provide services to its customers or expand its business in the ordinary course.

(iv)           The treatment of imposing no annual cap is consistent with similar interconnection agreements in the telecommunication industry in China.

3.           International Long Distance Voice Services Settlement Agreement 2008 - 2010

On 6 November 2007, CNC China entered into the International Long Distance Voice Services Settlement Agreement 2008 - 2010 with China Netcom Group whereby the parties agreed to continue the existing transactions under the International Long Distance Voice Services Settlement Agreement for a term of three years commencing on 1 January 2008. The Long Distance Voice Services Settlement Agreement 2008 - 2010 can be renewed with the same terms for further periods of three years if CNC China notifies China Netcom Group at least three months prior to 31 December 2010.

Pursuant to the International Long Distance Voice Services Settlement Agreement 2008 - 2010, the parties agreed to interconnect the network of China Netcom Group and CNC China and settle the charges received in respect of international long distance voice services on a quarterly basis.

Consideration

For outbound international calls, China Netcom Group reimburses CNC China for any amount it has paid to overseas telecommunications operators. The net revenue, i.e. revenue less the amount paid to overseas telecommunications operators, are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by China Netcom Group and CNC China in connection with the provision of outbound international long distance voice services.

For inbound international calls, the revenues received by CNC China from overseas telecommunications operators (other than the Company and its controlled entities) shall be shared with China Netcom Group after deducting the amount paid to China Netcom Group at the rate of RMB0.06 per minute (irrespective of whether the call terminates within the network of China Netcom Group or within the network of other operators) in proportion to the estimated costs incurred by CNC China and China Netcom Group respectively in connection with the provision of inbound international long distance voice services. The rate of RMB0.06 per minute shall be adjusted with reference to the relevant standards, tariffs or policies promulgated by the relevant regulatory authorities in China from time to time.

Independent Shareholders should note that as CNC China is the entity that has entered into agreements with overseas telephone operators, CNC China is responsible for receiving revenues from and paying expenses to overseas telephone operators whenever international calls arise. Independent Shareholders should also note that the outbound international calls are calls that originate outside the network of CNC China but within the network of China Netcom Group whereas the inbound international calls are calls that terminate outside the network of CNC China. As such, international calls will require the use of the networks of both CNC China and China Netcom Group and hence require settlement of revenues between the two groups. We consider it is fair and reasonable to use reasonable respective costs as the basis of sharing net revenue as this can reflect the selling expense as well as costs of the infrastructure of the two groups.

The terms in the International Long Distance Voice Services Settlement Agreement 2008 - 2010 are substantially the same as the International Long Distance Voice Services Settlement Agreement, except for the case when an inbound international call terminates outside the network of China Netcom Group, the amount to be paid to China Netcom Group shall be calculated at the new rate of RMB0.06 per minute instead of previous rate of RMB0.09 per minute. Based on our discussion with the management of the Company, we understand that the reason for the rate reduction is the same as for the Domestic Interconnection Settlement Agreement 2008 - 2010 as discussed above.

We consider the terms of the International Long Distance Voice Services Settlement Agreement 2008 - 2010 to be fair and reasonable for the following reasons:

(i)           The settlement rate of RMB0.06 per minute is set in accordance with the relevant standards, tariffs and policies promulgated by the relevant regulatory authorities in China.

(ii)           The settlement rate is also in line with the settlement rate adopted by comparable companies in the telecommunications industry in China.

(iii)           The share of net revenue between China Netcom Group and CNC China is based on reasonable respective costs as negotiated on an arm’s length basis between the relevant parties.

(iv)           The material terms and conditions in this agreement are consistent with the terms and conditions in the International Long Distance Voice Services Settlement Agreement.

Annual cap

The Company has applied to the Hong Kong Stock Exchange that no annual caps be proposed for the transactions contemplated under the International Long Distance Voice Services Settlement Agreement 2008 - 2010. We concur with the Company’s reasons for not imposing annual caps for this agreement and consider that it is reasonable for no annual cap to be proposed for the transactions contemplated under the International Long Distance Voice Services Settlement Agreement 2008 - 2010 for the same reasons as for the Domestic Interconnection Settlement Agreement 2008 - 2010.

4.           Engineering and Information Technology Services Agreement 2008 - 2010

On 6 November 2007, CNC China entered into the Engineering and Information Technology Services Agreement 2008 - 2010 with China Netcom Group whereby the parties agreed to continue the existing transactions under the Engineering and Information Technology Services Agreement for a term of three years commencing on 1 January 2008. The Engineering and Information Technology Services Agreement 2008 - 2010 can be renewed with the same terms for further periods of three years if CNC China notifies China Netcom Group at least three months prior to 31 December 2010.

The Engineering and Information Technology Services Agreement 2008 - 2010 governs the arrangements with respect to the provision of certain engineering and information technology-related services to CNC China by China Netcom Group. The terms in the Engineering and Information Technology Services Agreement 2008 - 2010 are the same as the Engineering and Information Technology Services Agreement.

Consideration

The charges payable for engineering and information technology-related services rendered under the Engineering and Information Technology Services Agreement 2008 - 2010 will be determined by reference to market rates. In addition, where the value of any single item of engineering design or supervision-related service exceed RMB0.5 million or where the value of any single item of engineering construction-related service exceeds RMB2 million, the award of such services will be subject to tender involving at least three bidders. In the event of comparable tenders, China Netcom Group will be selected. In this respect, we have reviewed a sample of transactions provided by the Company in relation to the services rendered under the Engineering and Information Technology Services Agreement and note from our review that the rates charged by China Netcom Group were in accordance with the terms of the Engineering and Information Technology Services Agreement.

We consider the terms of the Engineering and Information Technology Services Agreement 2008 - 2010 to be fair and reasonable for the following reasons:

(i)           The award to China Netcom Group is determined with reference to market rates.

(ii)           When the amount of transaction is significant (i.e. when a value of any single item of engineering design or supervision-related service exceed RMB0.5 million or where the value of any single item of engineering construction-related service exceeds RMB2 million), the award will be subject to tender involving at least three bidders.

(iii)           The treatment of determining award of engineering services with reference to market rate is consistent with similar engineering agreements in the telecommunications industry in China.

(iv)           The terms and conditions in this agreement are the same as the terms and conditions in the Engineering and Information Technology Services Agreement.

Annual cap

For the two years ended 31 December 2005 and 2006, the total service charges paid by CNC China to China Netcom Group in respect of engineering and information technology-related services amounted to approximately RMB2,649 million and RMB2,546 million, respectively. Based on CNC China’s management accounts for the nine months ended 30 September 2007, the total service charges paid by CNC China to China Netcom in respect of engineering and information technology-related services amounted to approximately RMB1,292 million.

We understand that in determining the annual caps for the three years ending 31 December 2010, the Group has taken into consideration its plans to make substantial investment in the next three to five years starting from 2008 with a view to enhancing the service quality of its network by (among others) replacing the copper cables and installing fibre optic cables for its new network. The Group anticipates that the total investment may reach RMB15,000 million in the next three to five years, with an annual investment of approximately RMB3,000 million to RMB5,000 million. As the subsidiaries of China Netcom Group have extensive experience in telecommunications engineering construction projects, the Group anticipates that these entities have a good chance of being awarded the engineering and information technology-related services projects. As such, the Company has proposed the annual caps for the three years ending 31 December 2008, 2009 and 2010 be maintained at not to exceed RMB4,400 million (which is the same as the annual caps under the Engineering and Information Technology Services Agreement). Based on the aforementioned, we consider the basis and factors that the Company has taken into account in determining the annual cap for the Engineering and Information Technology Services Agreement 2008 - 2010 to be fair and reasonable since the extent and volume of the engineering and information technology-related services that China Netcom Group may provide to CNC China could increase substantially when compared to historical volumes.

RECOMMENDATION

Having considered the above principal factors and reasons, we consider (i) the terms of the Non-exempt Continuing Connected Transactions to be on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interest of the Company and its Shareholders taken as a whole; (ii) it is fair and reasonable for no annual caps to be proposed for the transactions contemplated under the Domestic Interconnection Settlement Agreement 2008 - 2010 and the International Long Distance Voice Services Settlement Agreement 2008 - 2010; and (iii) the annual cap for transactions contemplated under the Engineering and Information Technology Services Agreement 2008 - 2010 of RMB4,400 million for each the three years ending 31 December 2010 to be fair and reasonable.

Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolutions numbered 1 and 2 to approve the Non-exempt Continuing Connected Transactions, as detailed in the notice of the Extraordinary General Meeting set out at the end of the Circular.

Yours very truly, For and on behalf of N M Rothschild & Sons (Hong Kong) Limited Catherine Yien Director

N M Rothschild & Sons (Hong Kong) Limited 16th Floor, Alexandra House 18 Chater Road, Central Hong Kong SAR	Telephone +852 2525 5333 Facsimile+852 2868 1728

APPENDIX I PROPOSED AMENDMENTS TO ARTICLES

Details of the proposed amendments to the Articles are as follows (appropriate consequential changes to the numbering and sequence of the relevant chapter, article, paragraph and sub-paragraph will be made, if required, which will not be specifically described herein):

(1)           Article 74 which reads:

”(a)           Save as expressly provided in these Articles, no person other than a member duly registered and who shall have paid everything for the time being due from him payable to the Company in respect of his shares shall be entitled to be present or to vote (save as proxy for another member) either personally or by proxy, or to be reckoned in a quorum at any general meeting.

(b)           No objection shall be made to the validity of any vote except at a meeting at which such vote shall be tendered and every vote whether given personally or by proxy not disallowed at such meeting shall be deemed valid for all purposes whatsoever of such meeting or poll.

(c)           In case of any dispute as to voting the Chairman shall determine the same, and such determination shall be final and conclusive.”

be amended so that it reads:

”(a)           Save as expressly provided in these Articles, no person other than a member duly registered and who shall have paid everything for the time being due from him payable to the Company in respect of his shares shall be entitled to be present or to vote (save as proxy for another member) either personally or by proxy, or to be reckoned in a quorum at any general meeting.

(b)           No objection shall be made to the validity of any vote or the decision on any resolution except at a meeting at which such vote shall be tendered or at which such decision on a resolution shall be made and every vote whether given personally or by proxy not disallowed at such meeting shall be deemed valid for all purposes whatsoever of such meeting or poll.

(c)           In case of any dispute as to voting or the decision on any resolution, irrespective of when such dispute shall arise, the Chairman shall determine the same, and such determination shall be final and conclusive.”

(2)           Article 88 which reads “Unless and until otherwise determined by an ordinary resolution of the Company, the Directors shall be not fewer than two in number, and there shall be no maximum number of Directors.”

            be amended so that it reads:

            “Unless and until otherwise determined by an ordinary resolution of the Company, the Directors shall be not fewer than three in number, and there shall be no maximum number of Directors.”

(3)           Article 103 which reads “The Directors shall have power, exercisable at any time and from time to time, to appoint any other person as a Director, either to fill a casual vacancy or as an addition to the Board but so that the number of Directors so appointed shall not exceed the maximum number determined from time to time (if any) by the shareholders in general meeting and any directors so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election, but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at each annual general meeting.”

            be amended so that it reads:

            “The Directors shall have power, exercisable at any time and from time to time, to appoint any other person as a Director, either to fill a casual vacancy or as an addition to the Board but so that the number of Directors so appointed shall not exceed the maximum number determined from time to time (if any) by the shareholders in general meeting and any directors so appointed shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election. Directors who are so appointed and are eligible for re-election at an annual general meeting (as opposed to a general meeting which is not an annual general meeting) shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such annual general meeting.”

(4)           Article 112 which reads “The Directors may, from time to time, appoint one or more of their number to be Chief Executive Officer or Joint Chief Executive Officer of the Company, or to hold such office in the management, administration or conduct of the business of the Company as they may decide, and for such period and upon such terms and for such remuneration as the Directors shall think fit, and the Directors may also, from time to time (subject to the provisions of any agreement between him or them and the Company) remove him or them from office, and appoint another or others in his or their place or places.”

be amended so that it reads:

“The Directors may, from time to time, approve by two-third or more of their number present at a Board meeting the appointment of one or more of the Directors to be Chief Executive Officer or Joint Chief Executive Officer of the Company, and the Directors may also, from time to time, by two-third or more of their number present at a Board meeting, remove him or them from office, and appoint another or others in his or their place or places. The terms and remuneration of the Chief Executive Officer or Joint Chief Executive Officer shall be those as the Directors shall think fit. A Chief Executive Officer or Joint Chief Executive Officer shall ipso facto and immediately cease to be Chief Executive Officer or Joint Chief Executive Officer if he shall cease to hold the office of Director.”

(5)           Article 113 which reads “A Chief Executive Officer or a Joint Chief Executive Officer (subject to the provisions of any agreement between him and the Company) shall be subject to the same provisions as to resignation and removal as the other Directors of the Company, and shall ipso facto and immediately cease to be Chief Executive Officer or Joint Chief Executive Officer if he shall cease to hold the office of Director.” be deleted in its entirety.

(6)           The following be added to the Articles as Article 114 thereof:

”The Chief Executive Officer or a Joint Executive Officer may, from time to time, nominate one or more persons who need not be Directors, to hold the office of Senior Vice-Presidents or Chief Financial Officer of the Company. Any Senior Vice-President or Chief Financial Officer so nominated shall be appointed by the Directors as they shall think fit.”

(7)           Article 115 which reads “The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit, and determine the quorum necessary for the transaction of business. Until otherwise determined by the Board, two Directors shall constitute a quorum. For the purpose of this Article an alternate Director shall be counted in a quorum but, notwithstanding that an alternate Director is also a Director or is an alternate for more than one Director, he shall for quorum purposes count as only one Director. Matters arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the Chairman of the meeting shall have a second or casting vote. A Director or the Secretary may, at any time, summon a meeting of the Directors. A meeting of the Board or any committee of the Board may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.”

be amended so that it reads:

“The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit, and determine the quorum necessary for the transaction of business. Until otherwise determined by the Board, three Directors shall constitute a quorum. For the purpose of this Article an alternate Director shall be counted in a quorum but, notwithstanding that an alternate Director is also a Director or is an alternate for more than one Director, he shall for quorum purposes count as only one Director. Save as expressly provided in these Articles, matters arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the Chairman of the meeting shall have a second or casting vote. A Director or the Secretary may, at any time, summon a meeting of the Directors. A meeting of the Board or any committee of the Board may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.”

(8)           Article 116 which reads “Notice of a meeting of Directors shall be deemed to be duly given to a Director if it is given to him personally, in writing or by word of mouth, or sent to him at his last known address or any other address given by him to the Company for this purpose provided that notice need not be given to any Director or alternate Director for the time being absent from Hong Kong. A Director may consent to short notice of and may waive notice of any meeting and any such waiver may be retrospective.”

be amended so that it reads:

“Notice of a meeting of Directors shall be deemed to be duly given to a Director if it is given to him personally, in writing or by word of mouth, or by any electronic means, or sent to him at his last known address or any other address given by him to the Company for this purpose provided that notice need not be given to any Director or alternate Director for the time being absent from Hong Kong. A Director may consent to short notice of and may waive notice of any meeting and any such waiver may be retrospective.”

(9)           Article 117 which reads “The Directors may elect a Chairman of the Board and determine the period for which he is to hold office; but if no such Chairman be elected, or if at any meeting the Chairman be not present within five minutes after the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting.”

be amended so that it reads:

“The Directors may elect a Chairman of the Board and determine the period for which he is to hold office. Board meetings shall be chaired by the Chairman. If at any meeting the Chairman be not present within five minutes after the time appointed for holding the same, and the Chairman has not appointed a Director to chair the meeting, any of the Vice-Chairmen (if any) shall be Chairman of such meeting; or if no Vice-Chairman is present, the Directors present shall choose one of their number to be Chairman of such meeting. Meetings of board committees shall be chaired by the chairman of the respective board committee. If at any meeting of a board committee, the chairman of the board committee be not present within five minutes after the time appointed for holding the same, the board committee members present shall choose one of their number to be chairman of such meeting.”

(10)           Article 118 which reads “A resolution in writing signed by all the Directors except such as are absent from Hong Kong or temporarily unable to act through ill health or disability (or their alternate Directors) shall (so long as they constitute a quorum) be as effective for all purposes as a resolution of the Directors passed at a meeting duly convened, held and constituted. A written notification of confirmation of such resolution in writing signed by a Director shall be deemed to be his signature to such resolution in writing for the purposes of this Article. Such resolution in writing may consist of several documents, each signed by one or more Directors.”

be amended so that it reads:

“A resolution in writing signed by all the Directors (or their alternate Directors) except such as are absent from Hong Kong or temporarily unable to act through ill health or disability shall (so long as they include the Chairman of the Board and constitute a quorum) be as effective for all purposes as a resolution of the Directors passed at a meeting duly convened, held and constituted. A written notification of confirmation of such resolution in writing signed by a Director shall be deemed to be his signature to such resolution in writing for the purposes of this Article. Such resolution in writing may consist of several documents, each signed by one or more Directors.”

(11)           The following be added to the Articles as Article 128 thereof:

”The Company encourages and ensures that representatives of the employees of the Company and its subsidiaries may, through holding meetings of such representatives of the Company or the subsidiaries or any other appropriate means, express their views and recommendations on issues relating to the Company’s development and employee benefits to the Board or any board committee.” APPENDIX II GENERAL INFORMATION

1           RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2           DISCLOSURE OF INTERESTS

As at Latest Practicable Date, the following Directors and chief executive of the Company had, or were deemed to have, interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (including interests and short positions which they were deemed or taken to have under such provisions of the Securities and Futures Ordinance), or which are required, pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Hong Kong Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange.

Name of Directors	Number and description of equity derivatives	No. of underlying Shares involved in the Options

Zhang Chunjiang	920,000 Options(1)	920,000
Zuo Xunsheng (also the chief executive officer)	480,000 Options(1)(2)(3)	480,000
Li Fushen	480,000 Options(1)(2)(3)	480,000
Zhang Xiaotie	380,000 Options(1)(2)(3)	380,000
Yan Yixun	354,000 Options(1)(2)(3)	354,000
		－－－－－－－

Total		2,614,000
		=============

Notes:

1           The Options were all granted on 22 October 2004 under the Share Option Scheme approved and adopted by a resolution of the Shareholders passed on 30 September 2004 and subsequently amended by a resolution of the Shareholders passed on 16 May 2006. Grantees of such Options are entitled to exercise the Options at a price of HK$8.40 in the following periods:

(i)           in respect of 40 per cent. of the Options granted, from 17 May 2006 to 16 November 2010;

(ii)           in respect of a further 20 per cent. of the Options granted, from 17 May 2007 to 16 November 2010;

(iii)           in respect of a further 20 per cent. of the Options granted, from 17 May 2008 to 16 November 2010; and

(iv)           in respect of the remaining 20 per cent. of the Options granted, from 17 May 2009 to 16 November 2010.

2           The following table sets out the number of Options exercised by the Directors concerned from 22 October 2004 (being the date of granting of Options) up to the Latest Practicable Date and the number of Shares acquired by each of them as a result of such exercise of Options:

Name of Director	Number of Options exercised	Number of Shares acquired

Zuo Xunsheng	320,000	320,000
Zhang Xiaotie	420,000	420,000
Li Fushen	320,000	320,000
Yan Yixun	236,000	236,000

3           The Directors concerned have ceased to be interested in all the Shares acquired by them as a result of the exercise of Options as such Shares have been sold by the Directors concerned.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors nor the chief executive of the Company had or was deemed to have any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (including interests and short positions which they were deemed or taken to have under such provisions of the Securities and Futures Ordinance), or which were required, pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Hong Kong Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange.

China Netcom Group is the ultimate holding company of the Company who, through China Netcom Group Corporation (BVI) Limited (“CNC BVI”), was beneficially interested in approximately 69.73% of the issued share capital of the Company as at the Latest Practicable Date. The executive Directors, namely Mr. Zhang Chunjiang, Mr. Zuo Xunsheng,

Ms. Li Jianguo, Mr. Zhang Xiaotie and Mr. Li Fushen, also hold executive positions with China Netcom Group. Details of the shareholding of China Netcom Group in the Company are set out in the paragraph headed “Substantial Shareholders” in this Appendix. Save as disclosed herein, none of the Directors is a director or employee of a company which has, or is deemed to have, an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance.

None of the Directors is materially interested in any contract or arrangement subsisting as at the Latest Practicable Date which is significant in relation to the business of the Group taken as a whole.

Since 31 December 2006, the date to which the latest published audited consolidated financial statements of the Group were made up, none of the Directors nor any expert named in the paragraph headed “Qualification of expert” in this Appendix has any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

3           SUBSTANTIAL SHAREHOLDERS

So far as is known to the Directors and the chief executive of the Company, as at the Latest Practicable Date, the following corporations had, or were deemed to have, interests or short positions in the Shares or underlying Shares which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group:

	Capacity	Number of ordinary Shares held	Percentage of total issued Shares

China Netcom Group	Interest of controlled corporations	4,945,148,000(1)(2)	74.19%
CNC BVI	Beneficial owner	4,647,449,014
	Interest of controlled corporations	1
	Trustee	297,698,985
		－－－－－－－	－－－－－－－

Total		4,945,148,000(1)(2)	74.19%
		=============	=============

AllianceBernstein L.P.	Interest of controlled corporations	41,514,400
	Investment manager	357,326,792
		－－－－－－－	－－－－－－－

	Total	398,841,192	5.98%
		=============	=============

Notes:

(1)           China Netcom Group beneficially owns 4,647,449,014 Shares held by its wholly-owned subsidiary, CNC BVI and one share held by CNC Cayman, Limited, a wholly-owned subsidiary of CNC BVI. The percentage of total issued share capital of the Company beneficially held by China Netcom Group is 69.73%.

(2)           China Netcom Group is deemed under the Securities and Futures Ordinance to be interested in 297,698,985 Shares held by CNC BVI as trustee on behalf of certain Shareholders representing a 4.47% of the issued share capital of the Company.

(3)           All of the interests held by each of the substantial shareholders as listed in the table are long positions.

Save as disclosed above, as at the Latest Practicable Date, the Directors and the chief executive of the Company were not aware of any other person who had, or was deemed to have, an interest or short position in the Shares and underlying Shares, which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance, or, who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group, or any options in respect of such capital.

4           SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into, or proposed to enter into, any service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensations (other than statutory compensation)).

5           MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2006, being the date to which the latest published audited consolidated financial statements of the Group were made up.

6           CONSENT

Rothschild has given and has not withdrawn its written consents to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they respectively appear.

Rothschild is not beneficially interested in the share capital of any member of the Group and it does not have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

7           QUALIFICATIONS OF EXPERTS

The following are the qualifications of the professional advisers who has given opinions or advice contained in this circular:

Name	Qualifications
Rothschild	A licensed corporation for type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance

8           COMPETING INTEREST

China Netcom Group is engaged in fixed-line telecommunications business and other related businesses in the PRC and Asia-Pacific which are similar to that of the Company. The executive Directors, namely Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Ms. Li Jianguo, Mr. Zhang Xiaotie and Mr. Li Fushen, also hold executive positions with China Netcom Group. On 6 September 2004, China Netcom Group, the Company and CNC China entered into a non-competition agreement, under which China Netcom Group undertakes not to compete with the Company without the Company’s prior written consent.

Apart from the above, none of the Directors and their respective Associates is or was interested in any business, apart from the Company’s business, that competes or competed or is or was likely to compete, either directly or indirectly, with the Company’s business.

9           PROCEDURES FOR DEMANDING A POLL AT THE EXTRAORDINARY GENERAL MEETING

In accordance with the Hong Kong Listing Rules, any vote taken at the Extraordinary General Meeting to approve the Non-exempt Continuing Connected Transactions must be taken by poll. According to article 70 of the articles of association of the Company, a resolution put to the vote of the meeting shall be decided on a show of hands unless

 (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(a)           the chairman of the meeting; or

(b)           at least three Shareholders present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the meeting; or

(c)           any Shareholder or Shareholders present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Shareholders having the right to attend and vote at the meeting; or

(d)           any Shareholder or Shareholders present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A poll shall be taken at such time (being not later than thirty days after the date of the demand) and in such manner (including the use of ballot or voting papers or tickets) as the chairman of the Extraordinary General Meeting may appoint. On a poll, every Shareholder present at the Extraordinary General Meeting shall be entitled to one vote for every fully paid-up Share of which he is the holder. The result of such poll shall be deemed for all purposes to be the resolution of the meeting at which the poll was so directed or demanded.

10           DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at Linklaters, 10th Floor, Alexandra House, Chater Road, Hong Kong during normal business hours on any Business Day from the date of this circular until 23 November 2007 and at the Extraordinary General Meeting:

(a)           Domestic Interconnection Settlement Agreement 2008 - 2010;

(b)           International Long Distance Voice Services Settlement Agreement 2008 - 2010;

(c)           Property Leasing Agreement 2008 - 2010;

(d)           Master Sharing Agreement 2008 - 2010;

(e)           Engineering and Information Technology Services Agreement 2008 - 2010;

(f)           Materials Procurement Agreement 2008 - 2010;

(g)           Ancillary Telecommunications Services Agreement 2008 - 2010;

(h)           Support Services Agreement 2008 - 2010;

(i)           Telecommunications Facilities Leasing Agreement 2008 - 2010;

(j)           Information and Communications Technology Agreement 2008 - 2010;

(k)           the existing memorandum and articles of association of the Company;

(l)           the letter of recommendation from the Independent Board Committee to the Independent Shareholders, the text of which is set out on pages 27 to 28 of this circular;

(m)           the letter of advice from Rothschild dated 9 November 2007, the text of which is set out on pages 29 to 36 of this circular; and

(n)           the letter of consent from Rothschild as referred to in the paragraph headed “Consent” in this Appendix.

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of China Netcom Group Corporation (Hong Kong) Limited (the “Company”) will be held on 6 December 2007 at 10:00 a.m. in The Ballroom, Island Shangri-la, Hong Kong for the purposes of considering and, if thought fit, passing, with or without modifications, the following resolutions as ordinary resolutions and a special resolution, respectively:

Ordinary Resolutions

1.           “THAT the continuing connected transactions contemplated under the Engineering and Information Technology Services Agreement 2008 - 2010, as described in the paragraph headed “Continuing Connected Transactions” under the section “Letter from the Chairman” of the circular of the Company dated 9 November 2007, together with the relevant annual caps be and are hereby approved and the directors of the Company be and are hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.”

2.           “THAT the continuing connected transactions contemplated under the Domestic Interconnection Settlement Agreement 2008 - 2010 and the International Long Distance Voice Services Settlement Agreement 2008 - 2010, as described in the paragraph headed “Continuing Connected Transactions” under the section “Letter from the Chairman” of the circular of the Company dated 9 November 2007 and for which continuing connected transactions no annual caps have been proposed, be and are hereby approved and the directors of the Company be and are hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.”

Special Resolution

3.           “THAT the amendments to the articles of association of the Company as set out in Appendix I to the circular of the Company dated 9 November 2007 be and are hereby approved.”

By Order of the Board Li Fushen Mok Kam Wan Joint Company Secretaries

Hong Kong, 8 November 2007

Registered office
Room 6701, The Center
99 Queen’s Road Central
Hong Kong

Notes:

1.           Details of the proposed amendments to the articles of association of the Company are set out in Appendix I to the circular of the Company dated 9 November 2007. The Articles are written in English and there is no official Chinese translation in respect thereof. The translation into Chinese language in Appendix I to the circular is for reference only. In case of any inconsistency between the English and Chinese versions, the English version shall prevail.

2.           A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

3.           A form of proxy for use at the meeting is enclosed. In order to be valid, a form of proxy together with any power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or other authority, must be deposited at the Company’s registered office at Room 6701, The Center, 99 Queen’s Road Central, Hong Kong, at least 48 hours before the time appointed for holding the Extraordinary General Meeting. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the meeting or at any adjourned meeting should a member so wish.

4.           In accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, voting on the above ordinary resolutions will be taken by poll.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

Form of proxy for the Extraordinary General Meeting
 to be held on 6 December 2007 at 10:00 a.m.

I / We (Note 1)____________________________________________________________________________________ of________________________________________________________________________ being the registered holder(s) of_______________________________________________________________________________________ Shares (Note 2) of US$0.04 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING (Note 3) or_______________________________________________________________________________________of_________________________________as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (and any adjournment thereof) of the said Company to be held in The Ballroom, Island Shangri-la, Hong Kong on 6 December 2007 at 10:00 a.m. for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of the Extraordinary General Meeting and at such Extraordinary General Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below (Note 4).

	Ordinary Resolutions	FOR	AGAINST
1	To approve the Engineering and Information Technology Services Agreement 2008 - 2010 and the relevant annual caps
2	To approve the Domestic Interconnection Settlement Agreement 2008 - 2010 and the International Long Distance Voice Services Settlement Agreement 2008 - 2010 for which there are no annual caps
Special Resolution
3	To approve the amendments to the articles of association of the Company

Dated this ____________ day of ____________2007 ________________ Signed (Note 5)

Notes:

1.           Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.           Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.           If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, strike out the words “THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.           IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Extraordinary General Meeting other than those referred to in the Notice of the Extraordinary General Meeting.

5.           This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6.           In the case of joint holders of any shares, any one of such joint holders may vote at the Extraordinary General Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Extraordinary General Meeting, either personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7.           To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the registered office of the Company at Room 6701, The Center, 99 Queen’s Road Central, Hong Kong not less than 48 hours before the time for holding the Extraordinary General Meeting or any adjournment thereof (as the case may be).

8.           The proxy need not be a member of the Company but must attend the Extraordinary General Meeting in person to represent you.

9.           Completion and delivery of the form of proxy will not preclude you from attending and voting at the Extraordinary General Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

                                By  /s/ Li Fushen

                                By  /s/ Mok Kam Wan

                                Name:                      Li Fushen and Mok Kam Wan

                                Title:                      Joint Company Secretaries

Date: November 9, 2007